Exhibit 99.1

LONG-TERM SHAREHOLDER FRONTFOUR CAPITAL EXPRESSES CONCERNS REGARDING OBSIDIAN ENERGY LTD.

Questions Recent Corporate Decisions

Views Company As A Potential Cardium Champion

GREENWICH, Conn., Jan. 17, 2018/PRNewswire/ -- FrontFour Capital Group LLC together with its affiliates (“FrontFour”) today commented on recent developments related to Obsidian Energy Ltd. (“Obsidian” or the “Company”) (TSX/NYSE: OBE). FrontFour and its principals are significant long-term shareholders of Obsidian, collectively beneficially owning over 28 million outstanding shares, representing approximately 5.7% of Obsidian’s outstanding capital.

As previously disclosed in its Schedule 13D filing of November 20, 2017, on October 5, 2017, after significant dialogue with Obsidian CEO David French on the Company’s development plan within the Willesden Green Cardium, as well as with numerous Obsidian directors in reaction to Obsidian’s analyst day presentation and SEC lawsuit, FrontFour sent to the board of directors (the “Board”) of Obsidian a letter outlining its significant concerns with Obsidian’s capital plan, strategic direction and value proposition to investors. FrontFour’s specific concerns included but were not limited to:

(i)	the belief that Obsidian’s capital program was highly flawed and has negatively impacted Obsidian’s current valuation due to an emphasis on an integrated waterflood approach to developing the Cardium as opposed to a shorter cycle strategy focused on more rapidly growing Obsidian’s light oil production;

(ii)	the decision to spend minimal capital on drilling and completing new wells in the Cardium and Viking during the first half of 2017, resulting in sequential declines in light oil production throughout the year;

(iii)	Obsidian’s positioning of the Peace River joint venture as a continued core focus of capital deployment post expiry of the remaining capital carry in lieu of spending capital to grow its light oil and liquids production; and

(iv)	Obsidian’s inability to dispose of or improve the operations within its non-core legacy gas-weighted production.

Due to these concerns and in light of our significant long-term shareholdings in Obsidian, FrontFour also requested board representation. Despite FrontFour’s tireless efforts over the last three months to come to an amicable agreement with Obsidian’s management team and Board on the addition to the Board of ONE mutually agreed upon independent nominee proposed by FrontFour, we have been unable to come to an agreement that would avoid a needlessly costly and distracting proxy fight. It became apparent to FrontFour during our negotiations that the Board is divided on strategy and that certain directors are entrenched, which is surprising given their aversion to share ownership and long-term track record of underperformance.

We welcomed Obsidian’s January 15, 2018 press release, which featured strong primary well performance out of the bioturbated interval within the Willesden Green Cardium and an accelerated 2018 Cardium program via the reallocation of capital from vertical waterflood injectors. Both initiatives are consistent with our private suggestions to management and our dialogue with the Board. We note that the Company made no mention of this approach in their recently released 5-year capital plan, which is less than seven months old. We believe that continued shareholder engagement is necessary, especially in light of Obsidian’s ill-timed hedging strategy of selling essentially ALL of its 2018 light oil production via fixed price swaps at prices of ~$52 per barrel, which has led to material mark to market losses. This decision has created additional headwinds to equity performance as Obsidian has continued to underperform its peers, who are benefitting from the recent increase in crude prices. Despite Obsidian’s vast resource base, it is clear that investors are struggling to find the equity compelling relative to its peers given the Company’s below average growth rate, underwater hedge program, muddled capital plan, and lack of dividend.

FrontFour believes that a significant overhaul of Obsidian is necessary, including the streamlining of the portfolio via dispositions, and the high grading of the capital program to drive robust light oil and liquids growth within Obsidian’s dominant Cardium position and vast Mannville footprint. Obsidian has the potential to be a standout light oil growth player and Cardium champion through a dramatic transformation that we believe will unlock significant value for all shareholders. To this end, FrontFour is currently considering all available options, including seeking changes to the composition of the Board at Obsidian’s 2018 Annual Meeting.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

The information contained in this news release does not and is not meant to constitute a solicitation of a proxy within the meaning of applicable securities laws. Obsidian shareholders are not being asked at this time to execute a proxy in favour of any matter. Notwithstanding the foregoing, FrontFour is voluntarily providing the disclosure required under section 9.2(4) of National Instrument 51-102 – Continuous Disclosure Obligations in accordance with securities laws applicable to public broadcast solicitations. Any solicitation made by FrontFour will be made by it and not by or on behalf of the management of Obsidian. All costs incurred for any solicitation will be borne by FrontFour, provided that, subject to applicable law, FrontFour may seek reimbursement from Obsidian of FrontFour’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with any successful result at a meeting of Obsidian shareholders. Proxies may be solicited by FrontFour pursuant to an information circular sent to shareholders after which solicitations may be made by or on behalf of FrontFour by mail, telephone, fax, email or other electronic means as well as by newspaper or other media advertising, and in person by directors, officers and employees of FrontFour, who will not be specifically remunerated therefor. FrontFour may also solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, including through press releases, speeches or publications, and by any other manner permitted under applicable Canadian laws. FrontFour may engage the services of one or more agents and authorize other persons to assist in soliciting proxies on its behalf, which agents would receive customary fees for such services. Once FrontFour has commenced any solicitation of proxies, proxies may be revoked by instrument in writing by a shareholder giving the proxy or by its duly authorized officer or attorney, or in any other manner permitted by law and the articles or by-laws of Obsidian. None of FrontFour nor, to its knowledge, any of its associates or affiliates, has any material interest, direct or indirect: (i) in any transaction since the beginning of Obsidian’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Obsidian or any of its subsidiaries; or (ii) by way of beneficial ownership of securities or otherwise, in any matter proposed to be acted on by Obsidian, other than the election of directors to the board of Obsidian. Obsidian’s principal office address is 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3.

CONTACT

Investor Contact:

Stephen Loukas/David Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050